City of Buenos Aires, December 28, 2020

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Sale of Edenor’s Class A Shares.

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”) in order to comply with regulations as per section 2, Chapter I Title XII (T.O. 2013) of the Comisión Nacional de Valores.

To this regard, we inform that on the date hereon Pampa executed with Empresa de Energía del Cono Sur S.A. (the “Purchaser”) and Integra Capital S.A., Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano, an agreement to sell its Class A common shares representing 51% of the capital stock of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) (the “Transaction”). The closing of the Transaction is subject to compliance of certain customary precedent conditions, including Pampa’s Shareholders’ Meeting and the National Electricity Regulatory Entity (Ente Nacional Regulador de la Electricidad) prior approvals.

The sale price comprises of (i) 21,876,856 Edenor Class B common shares, representing 2.41% of Edenor’s capital stock and voting rights (the “Price In-Kind”); (ii) US$95 million (the “Cash Price”); and (iii) a contingent payment, in case of change of control of the Purchaser or Edenor during the first year after the closing of the Transaction (the “Closing”) or while the Price Balance (as defined below) is owed for a 50% of the profits generated (the “Contingent Payment”, and jointly whit the Price In-Kind and the Price in Cash, the “Sale Price”).

The Cash Price shall be paid in three installments as follows: (i) the first for an amount of US$5 million, that shall be paid within 7 business days from the date hereof; (ii) the second for an amount of US$50 million at the Closing date, subject to compliance of precedent conditions; and (iii) the third for an amount of US$40 million after a one-year period of the Closing date, except in the cases of compensations or prepayment (the “Price Balance”). The Price Balance will accrue interest at an annual fixed interest rate equal to 10% beginning at the Closing date, which shall be paid quarterly.

In addition, we inform that the Company reflected in its corresponding merger special financial statements as of September 30th, 2020 approved by the Pampa´s Board of Directors at its meeting held in the date hereon, the accounting impact of the impairment of the assets related to the ownership of Pampa in Edenor, since the requirements set forth in the International Financial Reporting Standards were fulfilled. To the effects of Section 23, part (a), paragraph 9 of Bolsas y Mercados Argentinos S.A.’s Listing Rules we inform that, due to the fact that the transaction’s closing has not occurred, the Company will disclose the economic result of the transaction on its financial statements following the Closing.

This Transaction is in line with the Company’s strategy to focus its investments and human resources on the expansion of power generation installed capacity and on the exploration and production of natural gas, placing a special focus on the development and exploitation of our unconventional gas reserves (shale and tight gas). As it was recently informed, within the framework of the Plan Gas.Ar, Pampa was awarded a base volume of 4.9 million cubic meters/day and an additional volume during the winter season of 1 million cubic meters/day for the next four years. To achieve such production, Pampa will invest US$250 million during the four years of Plan Gas.Ar, of which is estimated that more than US$100 million will be disbursed during 2021.

Sincerely.

Victoria Hitce

Head of Market Relations